Exhibit 3.1(a)

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

WCI Communities, Inc. (hereinafter, the “Corporation”) a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth proposed amendments of the Third Amended and Restated Certificate of Incorporation of the Corporation (the “Amendments”), declaring the Amendments to be advisable and calling for the stockholders of the Corporation to consider and approve the Amendments by written consent. The resolutions setting forth the Amendments are as follows:

RESOLVED FURTHER, that the Third Amended and Restated Certificate of Incorporation of the Corporation be amended by changing the Article thereof numbered “FOURTH” so that, as amended, paragraph (1) of said Article shall be and read as follows, and the remaining paragraph of said Article FOURTH shall remain unchanged:

FOURTH:  (1) This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares that the Corporation is authorized to issue is one hundred sixty-five million (165,000,000), divided into one hundred fifty million (150,000,000) shares of Common Stock and fifteen million (15,000,000) shares of Preferred Stock.  The Common Stock shall have a par value of $0.01 per share and the Preferred Stock shall have a par value of $0.01 per share. Notwithstanding any other provisions contained herein to the contrary, the Corporation shall not issue nonvoting equity securities. The prohibition on the issuance of nonvoting equity securities is included in this Third Amended and Restated Certificate of Incorporation (this “Certificate of Incorporation”) in compliance with Section 1123(a)(6) of the Bankruptcy Code (11 U.S.C. § 1123(a)(6)).

RESOLVED FURTHER, that the Third Amended and Restated Certificate of Incorporation of the Corporation be amended by changing the Article thereof numbered “FIFTH” so that, as amended, paragraph (1) of said Article FIFTH shall be and read as follows, and the remaining paragraphs of said Article FIFTH shall remain unchanged:

FIFTH: POWERS, PRIVILEGES AND RIGHTS PERTAINING TO COMMON STOCK.

(1) Common Stock. Certain shares of Common Stock shall be designated in the following series: (i) one million eight hundred seventy thousand six hundred four (1,870,604) shares of the authorized shares of Common Stock shall constitute “Series A Common Stock”, (ii) one million six hundred forty-three thousand six hundred sixty-four (1,643,664) shares of the authorized shares of Common Stock shall constitute “Series B Common Stock”, (iii) one million three hundred seventy-three thousand eight hundred forty-five (1,373,845) shares of the authorized shares of Common Stock shall constitute “Series C Common Stock”, (iv) one million four hundred seventy-four thousand thirteen (1,474,013) shares of the authorized shares of Common Stock shall constitute “Series D Common Stock”, and (v) seven million nine hundred twenty-three thousand sixty-nine (7,923,069) shares of the authorized shares of Common Stock shall constitute “Series E Common Stock.” The Series A Common Stock, Series B Common Stock, Series C Common Stock and Series D Common Stock are referred to herein collectively as the “Designating Common Stock.” The Series E Common Stock does not constitute Designating Common Stock. All powers, privileges and rights pertaining to each share of Common Stock, whether or not designated as to series, shall be identical, except with regard to (a) the mandatory conversion of the Designating Common Stock as provided in Section 6 of this Article Fifth and (b) the right to designate directors as set forth in Article Eighth. The Series E Common Stock does not have the right to participate in the mandatory conversion provision set forth in Section 6 of this Article Fifth nor the right to designate directors as set forth in Article Eighth.

RESOLVED FURTHER, that the Third Amended and Restated Certificate of Incorporation of the Corporation be amended by inserting the following Article to be numbered “SIXTEENTH,” and read as follows:

SIXTEENTH:  Upon filing of the Certificate of Amendment of Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each then-outstanding share of Common Stock (“Old Common Stock”) shall be automatically converted into 10.3 validly issued, fully paid and non-assessable shares of Common Stock without any further action by the Corporation or the holder of such shares of Old Common Stock (the “Common Stock Split”). Each stock certificate representing shares of Old Common Stock shall thereafter represent a number of shares of Common Stock equal to the same number of shares of Old Common Stock previously represented by such stock certificate, multiplied by 10.3 and rounded down to the nearest whole number; provided, however, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of whole shares of Common Stock to which such person is entitled as a result of the Common Stock Split based on the aggregate number of shares of Old Common Stock held by such person. No fractional interest in a share of Common Stock shall be deliverable upon the Common Stock Split. Stockholders who otherwise would have been entitled to receive any fractional interest in a share of Common Stock, in lieu of receipt of such fractional interest, shall be entitled to receive from the Corporation an amount in cash equal to the fair value of such fractional interest as of the Effective Time. All share numbers, dollar amounts and other provisions set forth herein give effect to the Common Stock Split.

SECOND: That thereafter, pursuant to the resolution of the Board of Directors of the Corporation, the necessary number of shares as required by statute acting by written consent in lieu of a special meeting pursuant to Sections 228 of the General Corporation Law of the State of Delaware consented to the Amendments.

THIRD: That said Amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 22nd day of July, 2013.

By:	/s/ Vivien Hastings_______________
Name:	Vivien Hastings
Title:	Senior Vice President and General Counsel